Exhibit

Exhibit Description

99.1	Announcement on 2010/11/29: To announce related materials on acquisition of machinery and equipment.

99.2	Announcement on 2010/12/06: To announce related materials on acquisition of machinery and equipment.

99.3	Announcement on 2010/12/06: To announce related materials on acquisition of machinery and equipment.

99.4	Announcement on 2010/12/13: Represent subsidiary UMC New Business Investment Corporation to announce the acquisition of TOPCELL SOLAR INTERNATIONAL CO. LTD. Common shares

99.5	Announcement on 2010/12/15: To announce related materials on acquisition of UMC New Business Investment Corporation common shares

99.6	Announcement on 2010/12/24: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2010/12/08: November Revenue

99.8	Announcement on 2010/12/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/10/18~2010/11/29
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 538,973,800 NTD; total transaction price: $ 538,973,800 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL .; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/11/15~2010/12/06
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 678,985,000 NTD; total transaction price: $ 678,985,000 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East .; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/11/26~2010/12/06
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 529,856,350 NTD; total transaction price: $ 529,856,350 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED .; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary UMC New Business Investment Corporation to announce the acquisition of TOPCELL
SOLAR INTERNATIONAL CO. LTD. Common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of TOPCELL SOLAR INTERNATIONAL CO. LTD.

2.Date of occurrence of the event: 2010/12/13

3.Volume, unit price, and total monetary amount of the transaction: Trading volume: Not exceeding 24,000,000 shares; Average unit price: $25 NTD;Total amount: Not exceeding $600,000,000 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOPCELL SOLAR INTERNATIONAL CO. LTD.; The company’s subsidiary.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment of not exceeding $600,000,000 NTD ;None.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The reference basis for the decision on price: New share issuance;The decision-making department: Board of Directors.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Cumulative volume: Not exceeding 92,400,000 shares; Amount: Not exceeding $1,386,000,000 NTD; Percentage of holdings: Not exceeding 60%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 80.04%; Ratio of shareholder’s equity: 80.09%; The operational capital as shown in the most recent financial statement: $1,155,544 thousands NTD.

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: $11.07NTD

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of UMC New Business Investment Corporation common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of UMC New Business Investment Corporation

2.Date of occurrence of the event:2010/12/15

3.Volume, unit price, and total monetary amount of the transaction: Trading volume: 150,000,000 shares; Average unit price: $10 NTD; Total amount: $1,500,000,000 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Investee company which UMC holds 100%.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment of $1,500,000,000 NTD ;None.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The reference basis for the decision on price: New share issuance; The decision-making department: Board of Directors.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Cumulative volume: 450,000,000 shares;Amount: $4,500,000,000 NTD; Percentage of holdings: 100%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 22.64%; Ratio of shareholder’s equity: 27.48%; The operational capital as shown in the most recent financial statement: $36,509,738 thousands NTD.

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: $9.30 NTD

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/10/19~2010/12/24
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 2,072,032,782 NTD; total transaction price: $ 2,072,032,782 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD..; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.7

United Microelectronics Corporation
December 8, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2010.

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
November	Invoice amount	7,097,810	7,003,780	94,030	1.34%
2010	Invoice amount	79,300,770	61,191,272	18,109,498	29.59%
November	Net sales	10,440,330	9,156,066	1,284,264	14.03%
2010	Net sales	110,252,283	79,324,840	30,927,443	38.99%

2)	Funds lent to other parties (NT$ Thousand) :

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	21,605,010
UMC’s subsidiaries	27,108	0	1,938,499

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	1,159,760	—
Fair Value	(10,794)	0
Net Profit from Fair Value	(86,159)	(88,410)
Written-off Trading Contracts	58,843,590	15,000,000
Realized profit (loss)	250,933	88,612

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	50,000
Fair Value	0
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.8

United Microelectronics Corporation
For the month of November, 2010

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of October 31, 2010	Number of shares held as of November 30, 2010	Changes

N/A

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held
		held as of	as of
Title	Name	October 31, 20100	November 30, 2010	Changes
N/A